Extraordinary Report

June 25, 2015

(TRANSLATION)

ADVANTEST CORPORATION

Note for readers of this English translation

On June 25, 2015, ADVANTEST CORPORATION (the “Company”) filed its Japanese-language Extraordinary Report (Rinji Houkokusho) (the “Report”) with the Director-General of the Kanto Financial Bureau in Japan in connection with the Company’s shareholders’ voting results for proposals acted upon at the 73rd Ordinary General Meeting of Shareholders held on June 24, 2015 pursuant to the Financial Instruments and Exchange Act of Japan. This document is an English translation of the Report in its entirety.

1. Reason for submitting the Extraordinary Report

Given that resolutions were made for the PROPOSALS TO BE ACTED UPON at the 73rd Ordinary General Meeting of Shareholders held on June 24, 2015 (the “Meeting”), ADVANTEST CORPORATION (the “Company”) submits this Extraordinary Report under the provisions of Article 24-5, Paragraph 4, of the Financial Instruments and Exchange Act of Japan and Article 19, Paragraph 2, Item 9-2, of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

2. Matters reported

(1) Date when the Meeting was held:      June 24, 2015

(2) Proposals acted upon

Agenda Item No.1:	Partial amendments to the Articles of Incorporation
The Company’s Articles of Incorporation were amended in connection with its transition of governance structure to a company with an audit and supervisory committee, and in connection with the amendment to the scope of directors who may enter into a limited liability agreement with the Company.  In addition, other necessary amendments to the Articles of Incorporation of the Company were made, such as changes of wording, expressions, etc.

Agenda Item No.2:	Election of 6 directors (excluding directors who are audit and supervisory committee members)
Shinichiro Kuroe, Osamu Karatsu, Seiichi Yoshikawa, Sae Bum Myung, Hiroshi Nakamura and Yoshiaki Yoshida were elected as directors who are not audit and supervisory committee members of the Company.

Agenda Item No.3:	Election of 3 directors who are audit and supervisory committee members
Yuichi Kurita, Megumi Yamamuro and Yasushige Hagio were elected as directors who are audit and supervisory committee members of the Company.

Agenda Item No.4:	Election of 1 substitute director who is an audit and supervisory committee member
Osamu Karatsu was elected as substitute director who is an audit and supervisory committee member of the Company.

Agenda Item No.5:	Determination of the amount of remuneration for directors (excluding directors who are audit and supervisory committee members)
The amount of remuneration for directors (excluding directors who are audit and supervisory committee members) was determined as no more than ¥600 million per year.

Agenda Item No.6:	Determination of the amount of remuneration for directors who are audit and supervisory committee members
The amount of remuneration for directors who are audit and supervisory committee members was determined as no more than ¥100 million per year.

Agenda Item No.7:	Determination of the amount of remuneration as stock options to directors (excluding directors who are audit and supervisory committee members)
The amount of remuneration as stock options in the form of stock acquisition rights to directors (excluding directors who are audit and supervisory committee members) was determined as no more than ¥700 million per year.

(3)	Number of voting rights concerning the indication of “for,” “against” or “abstain” for each proposal; Requirements for approving the proposals; Results of resolutions

(Unit: Voting right)
Proposal	For	Against	Abstain	Requirements for approval	Results of Resolutions (Ratio of favorable votes)
Agenda Item No.1: Partial amendments to the Articles of Incorporation	1,155,665	68,997	420	Note 1	Approved (94.17%)
Agenda Item No.2: Election of 6 directors (excluding directors who are audit and supervisory committee members)				Note 2
Shinichiro Kuroe	1,208,917	16,004	162		Approved (98.51%)
Osamu Karatsu	1,215,645	9,278	162		Approved (99.06%)
Seiichi Yoshikawa	899,366	325,716	0		Approved (73.29%)
Sae Bum Myung	1,215,075	9,796	214		Approved (99.01%)
Hiroshi Nakamura	1,215,211	9,659	214		Approved (99.02%)
Yoshiaki Yoshida	1,216,087	8,784	214		Approved (99.09%)
Agenda Item No.3: Election of 3 directors who are audit and supervisory committee members				Note 2
Yuichi Kurita	1,209,944	14,994	138		Approved (98.59%)
Megumi Yamamuro	1,107,477	117,515	86		Approved (90.24%)
Yasushige Hagio	1,143,428	81,427	222		Approved (93.17%)
Agenda Item No.4: Election of 1 substitute director who is an audit and supervisory committee member				Note 2
Osamu Karatsu	1,219,231	5,764	89		Approved (99.35%)
Agenda Item No.5: Determination of the amount of remuneration for directors (excluding directors who are audit and supervisory committee members)	1,221,840	3,159	86	Note 3	Approved (99.56%)
Agenda Item No.6: Determination of the amount of remuneration for directors who are audit and supervisory committee members	1,221,977	3,022	86	Note 3	Approved (99.57%)
Agenda Item No.7: Determination of the amount of remuneration as stock options to directors (excluding directors who are audit and supervisory committee members)	658,880	566,131	66	Note 3	Approved (53.69%)

Notes:
1.
The resolution is adopted by two-thirds (2/3) or more of the affirmative votes, including postal and electronic filings, of the shareholders present at the meeting where the shareholders holding one-third (1/3) or more of the votes of all shareholders entitled to exercise their votes at such shareholders meeting are present.

2.
The resolution is adopted by a simple majority of the affirmative votes, including postal and electronic filings, of the shareholders present at the meeting where the shareholders holding one-third (1/3) or more of the votes of all shareholders entitled to exercise their votes at such shareholders meeting are present.

3.	The resolution is adopted by a simple majority of the affirmative votes, including postal and electronic filings, of the shareholders present at the meeting.

(4)	Reason why a portion of the voting rights held by the shareholders present at the Meeting was not added to the number of voting rights

Because the required majority approval for the proposals was met by the voting rights exercised in advance on or before the day prior to the day of Meeting and the voting rights of certain shareholders who attended the Meeting and whose intention to approve or reject the proposal have been confirmed, and the resolution was thereby enacted lawfully under the Companies Act.